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                                     "Filed by SmartForce Public Limited Company
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                          Subject Company: SkillSoft Corporation
                                                  Commission File No. 000-28823"

                                   SMARTFORCE
                             SKILLSOFT MERGER UPDATE
                             Moderator: Greg Priest
                        June 10, 2002, 2:00 P.M. Pacific


Conference Coordinator: Good afternoon, ladies and gentlemen, and thank you for standing by. Welcome to the SmartForce SkillSoft Merger Update Conference Call. At this time, all participants are in a listen-only mode. Following the formal presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, please press the star followed by the 0. As a reminder, this conference is being recorded today, Monday, June 10, 2002. I would now like to turn the conference over to Miss Anna Yen. Please go ahead ma'am.

Anna Yen:           This conference call will contain forward-looking
                    statements within the meaning of Section 27a of the Securities Act of 1933 as amended, and Section 21e of the Securities Exchange Act of 1934 as amended, including statements regarding expected synergies, the effect of the merger on long-term customer and shareholder value, the ability to grow revenues and profits, the return on trainee investments for the Company's customers, financial estimates, timing of closing, industry ranking, execution of integration plans, and management and organizational structure. All forward-looking statements in this conference call are subject to risks, uncertainties, and assumptions that could cause actual results or events to differ materially from those contained in the forward-looking statements.

                    The factors that could cause actual results or event to differ include, but are not limited to, the possibility that the market for the sale of certain products and services may not develop as expected. That development of these products and services may not proceed as planned, that the transaction does not close, that the Companies may be required to modify aspects of the transaction to achieve regulatory approval. That prior to the closing of the proposed merger, the business of the companies that reduced to uncertainty or that the parties are unable to transition customers, successfully execute their integration strategies or achieve plan synergies. For additional factors that could cause actual results or events to differ materially from those in the forward-looking statements, we refer you to SmartForce and SkillSoft filings with the SEC, specifically SmartForce's annual report on Form 10K for the year ended December 31, 2001, SkillSoft's annual report on Form 10K for the year ended January 31, 2002, and subsequently filed reports.

                    In addition, SmartForce intends to file a registration statement on Form S4 in connection with the transaction, and SmartForce and SkillSoft intend to mail a join proxy statement and prospectus to their respective stockholders in connection with the transactions. Investors and security holders of SmartForce and SkillSoft are urged to read the joint proxy statement and prospectus when it becomes available, because it will contain important information about SmartForce, SkillSoft, and the transaction. SmartForce

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                    and SkillSoft assume no obligation and do not intend to
                    update these forward-looking statements. Now let me hand it over to Greg.

Greg Priest:        Hi everybody. Welcome to our conference call discussing the pending merger between SkillSoft and SmartForce. I'm here today with Chuck Moran, SkillSoft's President and Chief
                    Executive Officer and Tom McDonald who is SkillSoft's Chief
                    Financial Officer. Thanks for coming in. In a moment, I'm going to turn the call over to Chuck to walk us through the basic terms of the merger. What the resulting combined company is going to look like, specifically how we're going to put the companies together to form what we believe will be the clear leading force in e-learning. Tom's going to then provide you some detail about the financials of our new company, including revenue and profit guidance. We'll then open the call to your questions.

                    Before I turn the call over to Chuck, I would like to give you a perspective on the merger. Why are we doing it, why are we doing it now, and what do we think it means for the future of our newly combined company and for the future of our industry? The answer, I think, is actually quite simple. We're doing this deal because we believe that we have the potential to take the clear, leading position in a very attractive market and to bring our companies together will significantly strengthen the platform from which we can attack that opportunity and significantly increase the likelihood of succeeding in our goals.

                    Regarding the market opportunity, the last year has been a tough one for e-learning, for the e-learning industry, as for enterprise software generally. At the same time, while I wouldn't willingly repeat the experience of going through it, one positive development for our industry occurred over the last year. That was that the market landscape in our segment of the e-learning industry has clarified dramatically. Now there is simply a vast amount of money spent by enterprises on training their staff. The estimates range from around $75 billion to over $100 billion every year and the great majority of this training occurs in traditional instructor-led formats, and it has been obvious to many of us for some time that there's an enormous market opportunity in delivering this training through technology.

                    I don't believe at this point there can be any question about the magnitude of that potential market. What there have been questions about, is how to get at that market. Where is the money going to be spent specifically? In trying to get an answer to that question, investors and industry analysts have created a variety of models for the market. Most of these show their commonality in dividing the market into a content segment, an infrastructure or technology segment, and a services segment. There's still

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                    quite a bit of confusion about the infrastructure segment.
                    What are the categories of e-learning infrastructure that customers are going to want to buy? Which companies will be the long-term winners? Will the independent LMS companies survive? Is content management a viable product category? What role are the large software companies going to play - the ELP's, the CRM, vendors, etc? At the same time, real questions continue to exist about the services segment. Can the custom content development houses generate the same profits at scale? Is there an e learning systems-integration opportunity? What roles are the consulting firms going to play? What role are the Big 5 firms going to play - people like CFC and EDS?

                    Now theses are all valid questions and while I obviously have my opinion on the probable answers to them, the fact is that the jury is still out on many of them. With respect to the content area, though, the landscape has clarified considerably. It is absolutely clear that there is a market of some very significant size for generic content. SmartForce alone has shown that and companies like SkillSoft and NETg have demonstrated it as well. It is also clear that it is possible to generate profits in this market at scale. Notwithstanding the fact that we built up our cost base more quickly than in the event proved to be appropriate, SmartForce has successfully generated profits, and based on our recent cost reduction initiatives, we are well on our way to returning to profitability. SkillSoft is now profitable and NETg, for another example, is profitable for a number of years, many of them under Chuck's leadership.

                    The fact is, in short, there is a large market opportunity for e-learning content. Several companies have successfully built franchises in that market and that market can support quite profitable businesses. If I had to identify one reason why we're doing this deal, it would be this: Together we have the opportunity at a reasonably early stage in the development of this market to take an obviously leading position in the content arena. SmartForce is the leader in IT sales and CRM content. SkillSoft is the leader in interpersonal skills. Both companies have a strong presence in other generic content areas. The combination of the two company's strengths solidifies our abilities to further penetrate and address enterprise's training needs and so powerfully expand on our already strong competitive position. Moreover, it is also clear that there are a wide variety of applications outside of the formal training function for e-learning.

                    There are a number of business processes that are performed within enterprises that involve the transfer of knowledge around the business that are not formally part of the training function. These business processes include managing contact centers, launching products where we outdo enterprise software applications, and getting new sales hires up to quota

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                    productivity. SmartForce has begun to pursue these
                    applications through our solutions sets. Long-term, we believe that these are some of the most exciting opportunities for the combined company. These package solutions are some of the stronger elements of SmartForce's current sales pipeline and, since they are built from a combination of generic content, infrastructural technologies and services, no one other than SmartForce has been successful in bringing such an application to market. We believe that we can build on our position and content to establish the Industry's strongest packaged solutions business as well.

                    So far, I've been talking about the long-term strategic rationales for the deal, but I think there are some immediate benefits as well. First, we've got the potential to leverage dramatic cost benefits. SmartForce has just reduced its cost base considerably. On April 18th, we announced that we intended to make 421 job cuts, which amounted to about 20% of our workforce. That has now been achieved. It would be difficult to pursue more aggressive cuts, however, because as we discussed on our April 18th conference call, to do so would potentially put our backlog at risk. Because much of our planned expenditures for next year overlapped with SkillSoft, we can therefore significantly reduce our planned expenditures for next year while maintaining and even increasing the resources we will devote together to content-build software support and the like. Second, we've strengthened the management team and I genuinely believe dramatically.

                    At SmartForce I was acting as Chairman, CEO, and President. Chuck has effectively had a similar role at SkillSoft. SmartForce needed to reduce the span of control of our top management, and I believe that SkillSoft was going to face the same issue in the near future. We are combining what I believe, from an admittedly biased perspective, to be the two best management teams in the industry, to create what I believe - well, what is certainly - the most experienced team in the industry bar none. I really think that the management culture is strong. I know that everybody who does a merger always talks about how happy they are to be doing the deal, but in our case Chuck and I have known each other for many years. We've been competitors and I can say without hesitation that I've always held him in the greatest respect. We've looked at bringing our businesses together in the past and for one reason or another, have not been able to make it happen. I think Chuck and I both genuinely believe that we have complimentary strengths and there's no one I'd rather be working with to drive our Company and our industry forward.

                    I'm now going to hand it off to Chuck, but before I do, I'd like to make one final comment, and that is to address why we're doing this now. I can say without hesitation that now would not have been a good time to sell SmartForce. I think there's great value to be created for shareholders

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                    simply by returning SmartForce to profitability and growth and I do not have the slightest doubt about our ability to achieve that. At the same time, what this deal does is powerful in the immediate and the long-term. Immediately, we can achieve major efficiencies and cost-savings together that would've been practically impossible apart. This will allow us, I believe, to deliver strong earnings even if the challenging environment we are presently in continues. Over the longer term I believe this deal positions us as an e-learning powerhouse. When the market does turn (and it will) we'll be in a unique position to leverage that turn. On a personal note, I and the rest of my executive team and are very excited to have the opportunity to work with Chuck and his team to build what we believe to be the strongest corporate e-learning company in the world, now and over the long-term. So now I'll turn it over to Chuck and then to Tom to discuss the combined company.

Chuck Moran:        Thank you, Greg. Let me talk briefly about the deal.
                    Financially, this is a merger of equals but where SmartForce is receiving a premium to its current market price as we bring the companies together. The premium that SmartForce shareholders are receiving amounts to approximately 30%
                    using a 30-day, trailing average, and approximately 19% using today's close. Looking at the same point from another angle, for each share a SmartForce shareholder owns, they will effectively receive value of $7.88 using a 30-day trailing average, and $6.38 using Friday's close. Following the deal, former shareholders of SmartForce will hold approximately 58% of the combined Company. Former shareholders of SkillSoft will hold approximately 42% of the combined Company. Legally, rather than creating a new company and issuing shares to both sets of shareholders from the new company, we are structuring this transaction as a merger of SkillSoft into a newly formed subsidiary of SmartForce. Legally, SmartForce will be issuing shares to the former shareholders of SkillSoft, and SmartForce will be the surviving corporation legally. The deal will be tax-free and will be accounted for as a purchase. The deal is subject to the approval of company shareholders, antitrust clearance, and other customary conditions. We expect the deal to close by the end of the third quarter.

                    Let me briefly move from a financial point of view to an operational point of view. Operationally this is a true merger of equals. We are taking the strongest elements of each of our companies and bringing them together. Our goal is simple: To be the leading player in the e-learning content and packaged solutions landscape. We believe that the Company combined has the power to generate the outsized returns that tend to flow to companies that are leaders in a market space. Customers are looking for a provider that can offer comprehensive e-learning solutions and who brings financial stability and long-term dependability. Together we are better

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               positioned than any other player in the market to be our
               customers' long-term partner for their e-learning needs.

               In terms of management, Greg will be Chairman of the Board and Chief Strategy Officer, and I will be the Chief Executive Officer. I will run the day-to-day business of the Company. Greg will spend his time helping to bring to fruition some of the strategic initiatives that have the power to act as a catalyst of the Company's growth over time. Our management team will consist of 3 executives from SmartForce and 3 from SkillSoft, all reporting directly to me. Tom McDonald from SkillSoft will be the Company's Chief Financial Officer. Jeff Newton from SmartForce and Jerry Nine from SkillSoft will run the key business units, with Jeff running the Complex Solutions business and Jerry focusing on the Content business. Paul Henry from SmartForce will run Corporate Marketing and Customer Support. Mark Townsend from SkillSoft will run Software Development and Colm Darcy from SmartForce will run Content Development.

               Regarding the Board, three members of the Board will be from SmartForce, three members will be from SkillSoft, and we have identified a new seventh Director who has not previously served on either Board and who was originally nominated by SkillSoft. All seven Board members have already been identified. Our plan is to select a new name for the combined Company that is different from both of the company's existing names and we are working on the alternatives now. Depending upon the availability of appropriate names, we may continue with one of the existing names. Corporate headquarters of the combined Company will be in Dublin, Ireland, where SmartForce is headquartered, however North American headquarters will be in Nashua, New Hampshire, SkillSoft's headquarters. The Company expects to maintain a presence in Redwood City, California, which is SmartForce North American headquarters.

               The Company's fiscal years are different by one month. In order to reduce the impact of the deal on our sales force, we will adopt SkillSoft's fiscal year ending January 31st. On behalf of everyone at SkillSoft, I'd like to express our excitement about this transaction and as Greg mentioned, the next growth phase of the e-learning industry will be driven by vendors like us, providing solutions designed to meet comprehensive, enterprise-wide training needs. This transaction positions us to capture a leading share of this growing market. As companies continue to manage their costs, the future of the e-learning industry is very positive and we believe that properly designed e-learning solutions can effectively and economically help companies control costs and help them become more competitive. While each company individually has a strong offering in e-learning solutions, together we can provide customers with access, tremendous breadth and depth of IT, and critical business skills content.

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               Currently, SkillSoft offers customers one of the largest
               e-learning business skills libraries and SmartForce offers one of the largest IT sales and CRM content libraries, that together can target sales, marketing, IT, HR, operations, channeling customer service departments. SkillSoft has over 1,500 courses, translations, and simulations, and with the addition of recently integrated Books 24 X 7 acquisition, we've added over 2,000 digitized IT and business books to comprise our reference ware offering. SmartForce has over 1,500 courses in 10 languages, real time mentors, interactive workshops, and role-play simulations. The combined entity will have over 3,000 courses and simulations, along with over 2,000 reference ware products, which will be supported by a comprehensive infrastructure.

               Just as important as products is the distribution support of those solutions. We believe that our complimentary sales and distribution approaches will be a significant strength for the Company. We both employ a direct sales approach, which will allow us to capitalize on significant cross-sell opportunities that exist. Our sales forces, post closing, will begin joint selling immediately. Although both companies call on the Global 2000 and actually Global 5000, there is minimal overlap of products actually sold to our respective customers in this target market. We believe that the majority of SmartForce's customers will be excellent prospects for SkillSoft's critical business skill offerings. Since SkillSoft has just begun it's sales efforts on IT products, we have a great opportunity to sell IT in addition to sales and CRM to all our customers that are not presently SmartForce accounts. Importantly, we are also going to leverage SmartForce's strong indirect sales channel through their international presence and channel partnerships, which accounts for approximately 25-30% of their revenues. As a point of reference, SkillSoft's long-term target model of direct versus indirect sales is approximately 25-30%. As of today, SkillSoft's percentage is much smaller, approximately 10-15%.

               Another important note is that our respective sales forces have extensive experience in selling e-learning solutions, and although we will train the sales force on products, they already have the experience of selling technology-delivered e-learning solutions to the Global 5000. In terms of synergies, we have identified significant cost savings that Tom will walk you through in a moment. Tom will also discuss how the combined Company will standardize on SkillSoft contracting methodology, which will result in forward visibility. Our strategy in running the Company is to grow top and bottom line, but when balancing the two, we will prioritize bottom line. We feel that our business model lends itself to leverage and we intend to take advantage of that. Both companies have high gross and operating margin models, with cost structures that are comprised of primarily head count. We expect to continue focusing on generic

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               solutions such that as revenues increase, costs remain constant, and the result will be a positive margin growth with high earnings potential.

               Although no integration is easy, we are confident in our ability to integrate the companies with minimal disruption, due to our familiarity with each others' business model, compatible corporate cultures, minimal product overlap, shared direct sales approach, and an experienced management team. We have a detailed integration plan that is broken into departmental analysis and plan on combining the two companies with little disruption to customers and partners. Given the size of this merger and the effect the accounting regulations will have on the financials, we though it advantageous to have Tom walk you through the details. So let me pass the call over to Tom now.

Tom McDonald:  Thanks, Chuck. Good afternoon, everyone. I'm excited about the opportunities that the combination of SkillSoft and SmartForce can provide to customers, investors, employees, and partners. Let me provide some of the financial highlights this combined Company should achieve. First it will be accretive to SmartForce shareholders immediately, excluding deal-related costs and intangible amortization, and accretive to SkillSoft shareholders in fiscal year ending January 31, 2004. Second, substantial cost synergies have been identified, leveraging the strengths of both organizations while eliminating redundancy and under performing operations and assets. Third, revenue synergies provide an upside, due to cross selling opportunities, but are not required or assumed to make this deal accretive as stated. Fourth, this combination positions the combined Company for future growth and profitability.

               There are key accounting and financial reporting impacts that I would like to bring to your attention. First, SkillSoft will be the acquirer in this transaction for accounting purposes, as determined by the SEC. This means that despite the fact that SmartForce is issuing shares in this transaction, the transaction will be accounted for considering SkillSoft as the acquirer. The determination of whom is treated as the acquirer for accounting purposes is driven by FAS 141, therefore the purchase accounting impact will cause the combined Company to lose a significant amount of SmartForce's balance sheet deferred revenue to goodwill. It will create intangible assets requiring a non-cash, quarterly amortization expense, and also a one-time charge for transaction related expenses.

               Second, the account methods and customer contracting will standardize around SkillSoft's current policies, resulting in more contracts using subscription revenue recognition instead of delivery-based up front recognition. We support this conversion because it is the most conservative position and provides enhances financial visibility and stability. As we undertake the conversion of up front license-based

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               revenues to subscription, we will see a one-time reduction in revenue as revenue recognized under converted contracts is pushed out to future periods. Third, the combination will also result in some commercial overlap that will result in loss of revenue in the short term. This involves a select number of situations where the nature of our contract, such as an all product inclusive contract, will result in a re-negotiation of fees or where the combined offering for common customers drives a more attractive pricing structure according to our standard fee schedules. In addition, our intention to de-emphasize custom service revenue activities to focus on the higher margin segments of the business will result in a modest amount of lost revenue growth.

               Before explaining the financial guidance for the combined Company for fiscal year 2003 and 2004, I would like to review the current guidance for both companies as stand-alone entities for calendar year 2002 and SkillSoft's fiscal year ending January 31, 2003, to set a baseline for assessing the combined Company numbers. The assumption is the merger will close on September 30, 2002. The fiscal year end will be January 31, 2003. SmartForce has provided revenue baseline guidance on Q4, calendar year 2002, with a range of $48-52 million in revenue, with a midpoint of $50 million, and corresponding net income before amortization of approximately $1 million. SkillSoft has provided revenue baseline guidance for the fiscal year ended January 31, 2003, with a range of $72-75 million and a midpoint of approximately $73.5 million, and a corresponding net income of approximately $10 million, consistent with our previously stated guidance. The combined revenue for fiscal year 2003, therefore, is approximately $124 million, with a net income of $11 million before amortization and deal-related expenses.

               Non cash accounting adjustments, about 124 midpoint revenue number, will be lost deferred revenue of $13 million and $8 million of up front license revenue converted to subscription revenue. Other adjustments due to business overlap and realignment are expected to be $3.5 million due to the emphasis in growth in the custom service area as well as commercial overlap in business realignment. Total revenue adjustment for the fourth quarter would therefore be $24.5 million. Again $21 million of this will have no cash impact. On the cross synergy side, cost stabilization in the custom service area, immediate reduction of overlap product bill plans, immediate reduction of overlap marketing expenditures, and redundant public company depreciation of facility costs will allow an expected $6.5 million reduction. Taking into account our full year, as well as SmartForce's Q4 under purchase accounting, the pro forma fiscal year 2003 results are expected to be approximately $99 million and a net loss before amortization of $7 million, resulting in a pro forma EPS of $0.06 loss per basic and diluted share.

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                    Moving on to calendar year 2003/fiscal year 2004, we will
                    first discuss the stand-alone financial guidance for SmartForce and SkillSoft. For the fiscal year ending January 31, 2004, SkillSoft has reaffirmed at revenue of $92-97 million, with an EPS of $0.83 to $0.91 per share. I'll now turn it back to Greg to briefly introduce stand-alone guidance for SmartForce.

Greg Priest:        Thanks, Tom. As you're aware to this point, we have not
                    introduced formal guidance for calendar year 2003. As Tom mentioned for 2002, given our indication that we would have a cost base that would run about $50 million in Q4 and that we would be modestly profitable in Q4, you're obviously able to get your 2002 guidance out of that. For 2003, we have not yet put anything formally out. We are now initiating on a stand-alone basis, 2003 guidance that is in line with consensus of $220-230 million of revenues and EPS of $0.34 to $0.42 a share. That compares to the 2002 numbers of $180-185 million and a net loss of $0.40 to $0.50 a share, so with that indication of our stand-alone guidance, let me turn it back over to Tom to describe the combined expectations of the merged Company.

Tom McDonald:       Thanks, Greg. With that baseline guidance set for each
                    company, I'll move on to assessing the combined Company numbers as follow. The SmartForce baseline revenue is the midpoint $225 million, with a net income midpoint before amortization of approximately $24 million. SkillSoft baseline revenue is the midpoint $95 million on the guidance range of $92-97 million, net income of approximately $18 million. The combined midpoint baseline revenue therefore is $320 million, with net income of approximately $42 million before amortization and one-time charges. Non cash accounting adjustments to the 320 revenue number will be lost deferred revenue of $25 million and a $22 million adjustment of up front license revenue converted to subscription revenue. Cash adjustments due to commercial overlap and business realignment would be $18 million, due to de-emphasizing growth in the custom service area, as well as commercial overlap situations. Therefore the total revenue adjustment for the year would be $65 million, comprised of $47 million non cash accounting adjustments and $18 million of other adjustments due to commercial overlap and business realignment.

                    On the cost synergy side, cost stabilization in the custom service area for approximately $4 million of savings, reduction of overlap product bill plans, reduction of R&D platform and simulation redundancies, as well as consolidating the learning delivery technology, would result in cost savings of approximately $10 million. Reduction of marketing expenditures to be more in line with the SkillSoft model and eliminating redundant sales management and the bottom 20% sales and support performers would result in cost savings of approximately $39 million. Redundant facilities, public Company costs, accounting, legal, and general

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                    administrative costs will result in additional cost savings of approximately $13 million. Net adjusted impact for calendar year 2003 and SkillSoft's fiscal year 2004 will be combined revenue of $255 million, with a net profit of approximately $43 million before amortization, for a pro forma EPS of approximately $0.39 per diluted share. The combined Company's target long-term operating model is 86-88% gross margin, 17-18% for product development, 40-41% for sales and marketing, 6-7% for G&A to achieve a 19-25% operating profit. We would target annual revenue growth to be 20% plus, and target EPS growth to be 30% plus. Additionally looking forward, we expect our combined diluted share count as of January 31, 2003 to be approximately 107-108 million shares and January 31, 2004 to be approximately 110-111 million shares, excluding the effect of any future acquisitions. I would now like to open the call up for questions, operator.

Conference Coordinator: Thank you sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star followed by the 1 on your push button phone. If you would like to decline from the polling process, press the star followed by the 2. You will hear a 3-tone prompt acknowledging your selection. Your questions will be polled in the order they are received. If you are using speaker equipment, you will need to lift the handset before pressing the numbers. One moment, please, for the first question. Our first question comes from Greg Cappelli with Credit Suisse First Boston. Please go ahead.

Greg Cappelli:      Thanks. Good afternoon Chuck, Tom, and Greg. I guess just a couple of questions to start off with. Chuck, just to clarify the $0.39 that you guys talked about combined, I guess from an adjusted standpoint, would that presume that your stand-alone number would have in calendar `03, your fiscal - what, $0.36, $0.37, something like that?

Chuck Moran:        Thirty-seven cents, I believe, Greg, so...

Greg Cappelli:      Okay.

Chuck Moran:        It's accretive.

Greg Cappelli:      Okay and then, Tom, you were just mentioning the cost
                    synergies. What's the timing for actually realizing those?
                    How quickly can you realize the kinds of synergies you were talking about? Is that immediate or right when the deal closes, or does it take 6 months, or?

Chuck Moran:        Greg, we've got, you know a phase-in plan. This is Chuck
                    talking. We're anticipating about 10%, or approximately 10% in this calendar year, and the balance being effective at the beginning of next year, so that they're in place for the whole year.

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Greg Cappelli:      Okay, so relatively quickly then.

Chuck Moran:        Yes sir.

Greg Cappelli:      Sounds like within a quarter.

Chuck Moran:        Right.

Greg Cappelli:      Then just a quick question from a tax perspective, just in terms of the consequences. I guess SmartForce is the legal acquirer here from a tax perspective, so you might - I'm assuming you'll be assuming their tax rate that they have right now. How do you, how do we look at the NOL's that you currently have in place?

Greg Priest:        Well the NOL's will not be lost. They'll just be taken down at a different rate, but they'll still be intact for both companies. From a tax perspective, as we continue to have products built over in Ireland and the way that the transference of profits go, the more products that are created au tier, or not in the U.S., therefore not generating taxable income. That will be consistent with our long-term approach.

Greg Cappelli:      Okay and then I guess - I know there's probably a lot of
                    questions, so let me just ask one more and that is from the perspective of the combined firm. Obviously SmartForce has you know hundreds of people over in Ireland I guess in product development and many sales people as well. I just want to - and Greg gave out some of the new numbers from the reductions that they had made most recently, I think in April. What is the plan to keep most of those people in place and how do you look at the combined you know production in terms of content development, R&D? Do you plan on doing most of it overseas or in the U.S., and I'll hang up and let somebody else ask some questions.

Chuck Moran:        Sure, well, naturally there are some overlaps which we will be taking advantage of and eliminating redundancy and costs, but you know when you phrased your question that way, the majority will be staying but there still will be elimination's for the obvious reasons. For example, we don't need to build 2 product lines for Soft Skills obviously, and it will be some rationalization of that product line along with sales force and the sales channels. There will be some, and Tom's identified those at a high level.

Conference Coordinator: Thank you. Our next question comes from Howard Block with Bank of America Securities. Please go ahead.

Howard Block:       Good afternoon, Chuck, Tom, and Greg, and first of all,
                    congratulations on the merger. I wish you the best of luck.
                    A couple of questions, on the

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                    development question you were just addressing, is there an opportunity to utilize the Dublin force in a way that might enable you to sort of free up to the extent you were leaning on these outsource development teams that you had domestically?

Chuck Moran:        There absolutely is. As a matter of fact, you know how we
                    look at things as through an outsourcing strategy, and actually SmartForce has done outsourcing as well, so they have a blended model as well, whereas ours is exclusively outsource. We're in a flexible position so that we can take advantage of the highest quality products at the lowest cost and wherever that will take us will dictate where products will be built.

Conference Coordinator: Thank you. Our next question comes from Trace Urdan with
                    Dean Equity Partners. Please go ahead.

Trace Urdan:        Hey, good afternoon. Tom, I was hoping you might be able to elaborate a little bit on this issue of the change in revenue recognition because frankly, my understanding of SmartForce's revenue recognition was that each type of revenue was being recognized in an appropriate manner. That those revenues that really did represent library course ware were already being recognized on a subscription basis, so
                    I'm a little bit lost as to where you know where this disconnect is taking place. I wondered if you could elaborate on that a little bit.

Greg Priest:        Actually - this is Greg - I mean given that it relates to
                    SmartForce accounting, let me pick it up. The issue is, with respect to one specific sub-category of revenue, your understanding, Trace, is entirely correct. There is one sub-category of revenue, which as you know, last year about
                    13% of our revenue at SmartForce came from software licenses that were booked on an up front basis the way you book software licenses. What we're going to do on a going-forward basis is we are going to embed maintenance services within those agreements, such that the agreements become service agreements rather than software license agreements. Such that you end up taking the revenue ratably over the life of those agreements, rather than taking it up front, so that 13% that you would have seen last year coming from up front licenses should go to 0. That going to 0 is going to cost us the amount of money that Tom laid out. Everything else remains exactly the same.

Trace Urdan:        Some of those...

Conference Coordinator: Our next question comes from Fred McCrae with Thomas
                    Weisel Partners. Please go ahead.

Fred McCrae:        A question for Tom, actually. Tom maybe you could walk us
                    through exactly what the - in terms of the mechanics with the SkillSoft

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                shareholder expects to receive and kind of the current
                valuation. Maybe you could walk us back through relative to where SmartForce has been trading over the past 30 days and how we should get our hands around that.

Tom McDonald:   Can you repeat that question again?

Fred McCrae:    Yeah Tom, its Fred McCrae. I wanted to just get a little better feel for what the SkillSoft shareholders should expect in terms of the you know what mechanically will they expect in terms of delivery to them at the time of closing?

Tom McDonald:   Oh, okay. They're going to be receiving ADR's to the exchange ration of 2.367 shares for each SkillSoft share that they are in possession of, Fred, and (INAUDIBLE).

{Crosstalk}

Fred McCrae:    (INAUDIBLE) of basically Newco, 2-spot-3-6-7 of...

{Crosstalk}

Tom McDonald:   SmartForce ADR shares and...

Fred McCrae:    Okay.

Tom McDonald:   ...don't confuse Newco because we don't have a name...

Fred McCrae:    Sure.

Tom McDonald:   ...it will still be a legal entity of SmartForce.

Fred McCrae:    Kind of relative to SmartForce's closing price on Friday, which was what, 510 if I'm not mistaken?

Tom McDonald:   Right.

Greg Priest:    Yes.

Chuck Moran:    Correct.

Fred McCrae:    That's kind of what put the value of about 12
                dollars-and-some-odd cents there on a SkillSoft share at the current time? Is that accurate? What have I missed?

                                    Page 14

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Chuck Moran:        No, it's not. It's really looked at as a premium, so you
                    would take either their share count divided by .4224 or you take the SkillSoft and multiply it by 2.367 to do the math.

Greg Priest:        You're right in principle, Fred, though, that basically you can look at this one of two ways. You can look at it as, you know a premium to SmartForce or as a discount to SkillSoft.
                    Obviously SmartForce being under (INAUDIBLE) serious pressure from the stock price perspective.

Fred McCrae:        Well I guess my point is, taking a look at you know, as a
                    SkillSoft shareholder getting 2-spot-3-6-7 ADR's in SmartForce, what have I effectively missed there, Chuck?

Greg Priest:        You've not missed anything. That is the correct exchange
                    ratio.

Fred McCrae:        Okay and that at 510 per share is basically telling me
                    somewhere about you know - under the current price that SkillSoft right now. That's just what I'm trying to get my arms around.

Greg Priest:        Oh, current price. That's right.

Fred McCrae:        Yeah.

Greg Priest:        Yeah. I thought you were using the historical price, my
                    apologies.

Fred McCrae:        Okay, so I haven't missed anything in that part of the
                    equation.

Greg Priest:        No.

Fred McCrae:        Okay. Then maybe, Tom, you could tell us a little bit about
                    - I'm just going to follow up on Trace's question, in regard to the recognition of the contracts. What about - I think, what, 15% or 20% of what you guys recognize would be up front, is that also going to go with the same thing that Greg just described? In terms of those will also go to maintenance and services?

Tom McDonald:       No, what Greg's revenue segment relates to, software
                    licenses and converting those into service types of agreements, really, is not a title content contract, which is what Greg's, what SmartForce is now taking ratably as well as SkillSoft is taking ratably. It's only when all of the commitments and obligations are complete that delivery is appropriate met on that contract.

Chuck Moran:        Fred, one of the other things that I'll add to that, which plays nicely into the subscription model. It's that at SkillSoft we historically had a pricing matrix that made it quite expensive for people to not lease the products,

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                           which is how we sell the predominant amount of our
                           products. In other words, they buy it up front. I think in a going forward basis as we adopt that across the board, by the very nature I think that may also drive more lease business.

Conference Coordinator:    Thank you. Our next question comes from Mark
                           Murassico with Piper Jaffray. Please go ahead.

Dave Rideaux:              Yeah, Dave Rideaux in for Mike Murassica. How are you
                           doing guys? Are there any collars on the deal and what are the breakup fees if any?

Greg Priest:               There are no collars on the deal and there is a
                           breakup fee based on events, which is anywhere from 1-4%.

Conference Coordinator:    Thank you. Our next question comes from Brian
                           Rettenberg with Morgan Keegan. Please go ahead with your question.

Brian Rettinberg:          Yes, Brian Rettinberg, Morgan Keegan. Can you talk a
                           little bit about what the balance sheet will be post the merger, finishing the combined balance sheet?
                           Then I have a follow up real quickly.

Tom McDonald:              As far as the balance sheet, the balance sheet's
                           going to be - we're going to be reviewing that from a restructuring standpoint. Since SkillSoft is the acquirer, so intangible assets, fixed assets, the SmartForce balance sheet is going to be impacted and I'm really not at a point where I could really throw out what that balance sheet is going to look like.
                           Until we do a little bit more, further investigation as to what would be charged in the deal, what intangibles would be valued going forward. The only thing that is of record - at least as of 3/31 - there's over $200 million in cash, which will come down because of the loss situation with SmartForce, as well as the deal cost, but it'll still be a strong balance sheet going forward that will allow us to take advantage of opportunities, that the existing business requires, or new opportunities that might exist for us in the future.

Conference Coordinator:    Thank you. Our next question comes from Natalie
                           Waldren with Pacific Grove Equity.  Please go ahead.

Natalie Waldren:           Hi, I have a couple of questions for you. I guess,
                           first of all, if you could address sort of your outlook for the business going forward. One of the things that we've been hearing quite a bit about is that with everything that's been going on in e-learning, the content business, particularly at SmartForce, has not been as competitive as it possibly should be, that usage has been down. Can you talk a little bit specifically about how you monitor usage of your content and if you feel that there's anything that needs to be done to make sure that the content remains as competitive? Or remains to the standard that it should be? Then the second question is if you can talk a little bit about the combined pipeline? What you think that's going to look like and what the growth of that can be going forward.
                           You've addressed the revenue reductions for the next fiscal years, but if you can talk about the pipeline growth and what that means for visibility, that'd be great.

Chuck Moran:               Sure, Natalie. In terms of the competitiveness of the
                           products, we actually think they're both very competitive. In terms of usage, what we have typically done, which we were going to do on a combined company basis, is - what we try and do is have quarterly meetings with customers to review really the status. I'll call it customer satisfaction, because it shouldn't be coined or termed usage because many companies have different views of what the products are there for and what constitutes acceptable usage or satisfaction. It's really more of a satisfaction issue. For the most part, we try and get with those customers on a quarterly basis. Some we don't have to, frankly, because they're experts at this and other that feel that they don't have the time to spend with us, but that's our goal to try and do that once a quarter with each customer. We expect to do that on a combined company basis.

                           In terms of the pipeline, you know both companies are looking at, I think, healthy pipelines and I don't think that's ever been an issue in the industry. It's just a matter of you know the economy and it being tight and how we expect to get our arms around that pipeline. It's having a very disciplined sales approach, using the metrics that we have been using in the past at SkillSoft, using the sales automation tracking system that has been quite helpful for us as we were able to size the opportunities that exist in the market.

Conference Coordinator:    Thank you. Our next question comes from Jeff Silver
                           with Gerard Klauer Mattison.  Please go ahead.

Jeff Silver:               Good afternoon. I have to apologize. I'm not as
                           familiar with the SmartForce story. I was just wondering, on a go forward basis, how you would categorize the combined company. Maybe in terms of percentage of revenues, content versus service, and I don't know if there's any infrastructure piece as well in the combined business?

Chuck Moran:               Sure, Jeff, this is Chuck. The majority of the
                           revenues on a combined basis are still content centric and content based. You can determine that quite easily by just looking at the target gross margins being as high as they are, but like
                           SkillSoft, SmartForce does have (and we all need to have) a complete solution. We need to have a platform that the products will be delivered under. We need to have support services, which are the folks in the field that make sure the products are working, and to have a customization answer when customers want to have those unique things

                                     Page 17

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                          done to those products that they have, either by ours
                          or by others. The focus of it, however, is going to be in the content, which is the bread and butter, I think, of both companies.

Conference Coordinator:   Thank you. Our next question comes from Bob Craig
                          with Legg Mason. Please go ahead.

Bob Craig:                Good afternoon; just a quick one. Could you give us
                          some idea of the size of the combined sales force post the merger and how ultimately will they be going to market? I take it they'll be selling all of the products from the entire combined entity?

Chuck Moran:              Hi Bob. Yes, your assumption's correct. The sales
                          force combined will be selling both products and it's in excess of 250 people.

Conference Coordinator:   Thank you. Our next question comes from Howard Block
                          with Bank of America Securities. Please go ahead.

Howard Block:             Hey guys, I got cut off there after the first
                          question.

Greg Priest:              Sorry, Howard.

Howard Block:             Playing favorites there, I guess, based on something.
                          Can you elaborate a little bit, Tom, on the fourth quarter guidance for the calendar '02, because it was, you just spoke a little bit too quickly for my hand?
                          If you wouldn't mind just walking through those numbers again? I got the '03, so maybe someone else didn't get '03. I got '03, but '02 I was having a problem catching up to you.

Tom McDonald:             As far as the '02...

Howard Block:             Right.

Tom McDonald:             We'll be at a combined $99 million worth of revenue
                          and the profits are a loss of $7 million.

Conference Coordinator:   Ladies and gentlemen, we have time for one more
                          question. Greg Cappelli with Credit Suisse First
                          Boston, please go ahead.

Greg Cappelli:            Just a 2-part question. One is, can you just elaborate
                          on how you guys will manage through some of the receivables - the near-term receivables - issues in the IT space for Smart Force. Then secondly, your you know just kind of a bigger strategy question, you're obviously getting back into the IT business after your NETg days. It's a difficult space right now. I guess more difficult, it seems, than Soft Skills. Do you actually, do we actually need to bake in a healthy up tick in the economy to get to SmartForce, and

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                          I guess the combined company's, revenues? I know that
                          you recently said on your conference call that was not the case for your own business, but I'd like to get your views, maybe from you and Greg on those issues.

Chuck Moran:              Okay, Greg. This is Chuck. The numbers that we have
                          put together on a combined basis does not assume an up tick in the economy. It assumes as the assumptions have in the past with SkillSoft, that it's going to be status quo. In terms of managing receivables, we actually have a great CFO who's done a wonderful job at SkillSoft and can, I think, do an equally good job on the long run of putting the combined receivables in play. We're confident with his help and direction that we'll achieve that.

Conference Coordinator:   Thank you. Ladies and gentlemen, this concludes the
                          question and answer session. Mr. Moran, please continue.

Chuck Moran:              Thank you. I'd like to thank everyone for your
                          interest and participation in the call today and in sharing this exciting opportunity with you. Bye.

Conference Coordinator:   Ladies and gentlemen, this concludes the SmartForce
                          SkillSoft Merger Update Conference Call. If you would like to listen to a replay of today's conference call, please dial 303-590-3000 and enter the access number of 477713. Once again, if you would like to listen to a replay of today's conference call, please dial
                          303-590-3000 and enter the access number of 477713.
                          Thank you for participating. You may now disconnect.

                                       END

Additional Information And Where To Find It

SmartForce intends to file a registration statement on Form S-4 in connection with the transaction, and SmartForce and SkillSoft intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of SmartForce and SkillSoft are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about SmartForce, SkillSoft and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from SmartForce or SkillSoft. SmartForce and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction. SkillSoft and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of SmartForce and SkillSoft in favor of the transaction.As of May 31, 2002, SmartForce's directors and executive officers beneficially owned approximately 4.5 percent of SmartForce's outstanding voting stock. Information regarding SkillSoft's executive officers is contained in SkillSoft's Form 10-K for the year ended January 31, 2002 and its proxy statement dated May 13, 2002, which are filed with the SEC. As of May 31, 2002, SkillSoft's directors and executive officers beneficially owned approximately

43 percent of SkillSoft's outstanding common stock. A description of employment agreements and other interests of the SmartForce and SkillSoft directors and officers will be available in the Registration Statement and the Join Proxy Statement/Prospectus.

In addition to the registration statement on Form S-4 to be filed by SmartForce in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of SmartForce and SkillSoft in connection with the transaction, each of SmartForce and SkillSoft file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by SmartForce and SkillSoft with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from SmartForce or SkillSoft.

Forward Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding expected synergies, the effect of the merger on long-term customer and shareholder value, the ability to grow revenues and profits, the return on training investments for the companies' customers, timing of closing, industry ranking, execution of integration plans, management and organizational structure, the name of the combined company, and the tax effect to the shareholders of both companies. All forward-looking statements in this document are subject to risks, uncertainties and assumptions that could cause actual results or events to differ materially from those contained in the forward-looking statements. The factors that could cause actual results or events to differ include, but are not limited to, the possibility that the market for the sale of certain products and services may not develop as expected, that development of these products and services may not proceed as planned, that the transaction does not close, that the companies may be required to modify aspects of the transaction to achieve regulatory approval, that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty, that the parties opt for a different name for the combined company or that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies. Additional factors that could cause actual results or events to differ materially from those in the forward-looking statements are included in SmartForce's and SkillSoft's filings with the Securities and Exchange Commission, specifically SmartForce's annual report on Form 10-K for the year ended December 31, 2001, SkillSoft's quarterly report on Form 10-Q for the quarter ended April 30, 2002, and subsequently filed reports. The forward-looking information provided by SmartForce and SkillSoft in this document represents SmartForce's and SkillSoft's views as of June 10, 2002. SmartForce and SkillSoft anticipate that subsequent events and developments may cause these views to change. However, while SmartForce and SkillSoft may elect to update this forward-looking information at some point in the future, SmartForce and SkillSoft specifically disclaim any obligation to do so. This forward-looking information should not be relied upon as representing SmartForce's or SkillSoft's views at any date subsequent to the date of this document.

                                     Page 20